UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN2008/UOB2008/UOB-A09/atl

6 May 2008

File No. 82-2947

SEC
Mail Processing
Section

MAY 19 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

[redacted]

08002689

Dear Sir

SUPPL

UNAUDITED RESULTS FOR THE THREE MONTHS/FIRST QUARTER ENDED 31 MARCH 2008

We enclose a copy of our announcement dated 6 May 2008 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

PROCESSED
MAY 27 2008
THOMSON REUTERS

5/21

大華銀行集團
UNITED OVERSEAS BANK GROUP

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The unaudited financial results of the Group for the first quarter of 2008 are enclosed.

Ordinary Share Dividend
No dividend on ordinary shares has been declared for the first quarter of 2008.

Subsidiary Preference Share Dividend
During the first quarter of 2008, semi-annual dividends at an annual rate of 5.796% totalling USD14 million, approximately S$20 million (first quarter of 2007: USD14 million, approximately S$22 million) were paid on the 5,000 non-cumulative non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

Confirmation by Directors
The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the first quarter of 2008 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 6th day of May 2008

The results are also available at the Bank's website at www.uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

Group Financial Report for the First Quarter 2008

Contents

Page	
2	Financial Highlights
4	Performance Review
5	Net Interest Income
6	Non-Interest Income
7	Operating Expenses
8	Impairment Charges
9	Customer Loans
10	Total Deposits
11	Debts Issued
11	Shareholders' Equity
11	Changes in Ordinary Shares of the Bank
12	Non-Performing Assets
15	Performance by Business Segment
17	Performance by Geographical Segment
18	Capital Adequacy Ratios

Appendix

1	Consolidated Profit and Loss Account
2	Consolidated Balance Sheet
3	Consolidated Statement of Changes in Equity
4	Consolidated Cash Flow Statement
5	Balance Sheet of the Bank
6	Statement of Changes in Equity of the Bank

Notes:

1 The financial statements are presented in Singapore dollars.
2 Certain comparative figures have been restated to conform with the current period's presentation.
3 Certain figures in this report may not add up to the respective totals due to rounding.
4 Amounts less than $500,000 in absolute term are shown as "0".
"NM" denotes not meaningful.

Financial Highlights

	1Q08	4Q07	+/(-)	1Q07	+/(-)
			%		%
Profit and Loss Summary ($m)					
Net interest income	**852**	743	14.6	762	11.8
Non-interest income	**414**	532	(22.1)	432	(4.1)
Total income	**1,266**	1,275	(0.7)	1,194	6.1
Less: Total expenses	**496**	556	(10.7)	472	5.2
Operating profit	**770**	719	7.0	722	6.7
Less: Intangible assets	**3**	2	21.9	3	(9.9)
Less: Impairment charges	**89**	128	(30.3)	87	1.8
Add: Share of profit of associates	**22**	48	(53.8)	47	(53.1)
Less: Tax and minority interests	**171**	131	30.2	160	6.6
Net profit after tax [1]	**529**	506	4.6	518	2.1
Financial Indicators					
Income mix (%)					
Net interest income	**67.3**	58.3	9.0% pt	63.8	3.5% pt
Non-interest income	**32.7**	41.7	(9.0)% pt	36.2	(3.5)% pt
Profit distribution (%)					
Singapore	**69.0**	64.5	4.5% pt	72.7	(3.7)% pt
Overseas	**31.0**	35.5	(4.5)% pt	27.3	3.7% pt
Basic earnings per ordinary share ($) [2, 3]	**1.38**	1.31	5.3	1.33	3.8
Return on average ordinary shareholders' equity (%) [2, 3]	**12.7**	12.0	0.7% pt	12.4	0.3% pt
Return on average total assets (%) [3]	**1.17**	1.16	0.01% pt	1.27	(0.10)% pt
Net interest margin (%) [3]	**2.20**	1.94	0.26% pt	2.18	0.02% pt
Expense / Income ratio (%)	**39.2**	43.6	(4.4)% pt	39.5	(0.3)% pt

Notes:

1 Refer to profit attributable to equity holders of the Bank.

2 Calculated based on profit attributable to equity holders of the Bank net of subsidiary preference share dividend incurred for the financial period.

3 Computed on an annualised basis.

Financial Highlights *(cont'd)*

	Mar-08	Dec-07	+/(-)	Mar-07	+/(-)
			%		%
Financial Indicators *(cont'd)*					
Customer loans (net) ($m)	**94,373**	92,669	1.8	79,042	19.4
Customer deposits ($m)	**109,580**	106,967	2.4	99,674	9.9
Loans / Deposits ratio (%) [1]	**86.1**	86.6	(0.5)% pt	79.3	6.8% pt
NPL ratio (%) [2]	**1.6**	1.8	(0.2)% pt	3.7	(2.1)% pt
Total assets ($m)	**185,784**	174,950	6.2	166,728	11.4
Shareholders' equity ($m) [3]	**16,992**	17,329	(1.9)	17,507	(2.9)
Revaluation surplus ($m) [4]	**3,273**	3,263	0.3	1,489	119.8
Net asset value ("NAV") per ordinary share ($) [5]	**10.73**	10.91	(1.6)	10.95	(2.0)
Revalued NAV per ordinary share ($) [5]	**12.91**	13.07	(1.2)	11.92	8.3
Net tangible asset per ordinary share ($) [5]	**7.92**	8.10	(2.2)	8.15	(2.8)
Capital adequacy ratios (%)					
Tier 1	**9.9**	10.0	(0.1)% pt	11.1	(1.2)% pt
Total	**14.3**	14.5	(0.2)% pt	16.2	(1.9)% pt

Notes:

1 Refer to net customer loans and customer deposits.
2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.
3 Refer to equity attributable to equity holders of the Bank.
4 Refer to revaluation surplus on properties not recognised in the financial statements.
5 Subsidiary preference shares were excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by Monetary Authority of Singapore ("MAS"). Except as disclosed, the accounting policies and computation methods adopted in the financial statements for the first quarter of 2008 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2007.

First Quarter 2008 ("1Q08") versus Fourth Quarter 2007 ("4Q07")

Group NPAT increased 4.6% to $529 million in 1Q08, with operating profit grew 7.0% to $770 million.

Operating income was flat at $1,266 million. Net interest income rose 14.6% to $852 million, mainly contributed by improved interest margin and loan growth. This was, however, largely offset by lower fee and commission income and lower trading and investment income.

Total operating expenses decreased 10.7% to $496 million. The decrease was mainly on bonus provision and business promotion expenses. Expense-to-income ratio improved 4.4% points to 39.2%.

Impairment charges were $89 million compared to $128 million in 4Q07. The decrease was largely due to lower impairment charges on loans and collateralised debt obligations ("CDO").

Net customer loans increased 1.8% to $94,373 million as at 31 March 2008. Non-performing loans of $1,602 million was 1.6% (31 December 2007: 1.8%) of gross customer loans.

First Quarter 2008 ("1Q08") versus First Quarter 2007 ("1Q07")

Group NPAT for 1Q08 increased 2.1% to $529 million, with operating profit grew 6.7% to $770 million.

Operating income rose 6.1% to $1,266 million. The increase was mainly due to higher net interest income and fee and commission income, partially offset by lower trading and investment income.

Total operating expenses increased 5.2% to $496 million, primarily driven by higher staff costs. Expense-to-income ratio improved 0.3% point to 39.2%.

Impairment charges increased 1.8% to $89 million, largely attributed to provision for CDO, partly offset by lower impairment charges on loans.

Net customer loans rose 19.4% to $94,373 million as at 31 March 2008. Non-performing loans was $1,602 million, representing 1.6% (31 March 2007: 3.7%) of gross customer loans.

Net Interest Income

Net Interest Margin

	1Q08			4Q07			1Q07		
	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate	Average Balance	Annualised Interest	Average Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	93,128	4,765	5.12	86,821	4,589	5.29	77,988	4,720	6.05
Interbank balances	31,834	1,209	3.80	35,148	1,320	3.76	37,384	1,673	4.48
Securities	30,766	1,244	4.04	29,858	1,209	4.05	26,472	1,222	4.61
Total	155,728	7,218	4.63	151,827	7,118	4.69	141,844	7,615	5.37
Interest bearing liabilities									
Customer deposits	108,417	2,134	1.97	107,920	2,418	2.24	98,838	2,650	2.68
Interbank balances / other	42,763	1,658	3.88	40,319	1,751	4.34	33,298	1,875	4.90
Total	151,181	3,791	2.51	148,239	4,169	2.81	137,136	4,526	3.30
Loan margin			3.15			3.05			3.37
Net interest income / margin [1]		3,426	2.20		2,949	1.94		3,089	2.18

Volume and Rate Analysis

	1Q08 vs 4Q07			1Q08 vs 1Q07		
	Volume Change	Rate Change	Net Change	Volume Change	Rate Change	Net Change
	$m	$m	$m	$m	$m	$m
Interest income						
Customer loans	84	(40)	44	226	(215)	11
Interbank balances	(31)	3	(28)	(61)	(53)	(114)
Securities	9	(0)	9	49	(43)	6
Total	62	(37)	25	214	(311)	(98)
Interest expense						
Customer deposits	3	(75)	(72)	63	(191)	(127)
Interbank balances / other	25	(48)	(23)	49	(103)	(54)
Total	28	(123)	(95)	113	(294)	(181)
Change in number of days	-	-	(12)	-	-	7
Net interest income	34	86	108	101	(18)	90

1Q08 vs 4Q07
Net interest income rose 14.6% to $852 million. The increase was attributed to higher interest margin and loan growth. Net interest margin increased 26 basis points to 2.20%, and loan margin improved 10 basis points to 3.15%, due mainly to the tight credit and liquidity conditions in the market, as well as a steeper yield curve.

1Q08 vs 1Q07
Net interest income grew 11.8% to $852 million, contributed mainly by loan growth. Net interest margin increased 2 basis points to 2.20%, mainly due to improved asset mix. The decrease in loan margin by 22 basis points to 3.15% was largely due to interest recovery on non-performing loans in 1Q07.

Note:
1 Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Non-Interest Income

	1Q08	4Q07	+/(-)	1Q07	+/(-)
	$m	$m	%	$m	%
Fee and commission income					
Credit card	**44**	50	(13.3)	38	14.9
Fund management	**55**	108	(49.1)	62	(10.7)
Futures broking	**9**	8	9.9	9	(0.3)
Investment-related	**30**	67	(55.6)	40	(24.5)
Loan-related	**74**	56	32.0	44	69.8
Service charges	**21**	22	(6.5)	18	16.0
Trade-related	**53**	48	11.8	42	26.8
Other	**17**	10	73.4	7	144.2
	303	370	(18.0)	259	17.1
Dividend income	**3**	6	(54.6)	3	(18.7)
Rental income	**24**	22	9.2	16	50.0
Other operating income					
Net gain / (loss) from:					
Trading activities	**6**	25	(75.6)	29	(79.6)
Non-trading activities					
Financial instruments measured at fair value to profit and loss	**(53)**	(29)	(84.5)	16	(441.7)
Available-for-sale assets and other	**79**	96	(17.0)	33	143.4
	32	92	(64.7)	78	(58.4)
Other income	**51**	42	23.0	75	(31.9)
	84	133	(37.2)	153	(45.3)
Total	**414**	532	(22.1)	432	(4.1)
Fee and commission income / Total income (%)	**24.0**	29.0	(5.0)% pt	21.7	2.3 % pt
Non-interest income / Total income (%)	**32.7**	41.7	(9.0)% pt	36.2	(3.5)% pt

1Q08 vs 4Q07

Non-interest income declined 22.1% to $414 million. The decrease was mainly due to lower fee and commission income from fund management and investment-related activities, and lower trading and investment income. These were partly offset by higher fee income from loan-related activities.

1Q08 vs 1Q07

Non-interest income decreased 4.1% to $414 million. The lower trading and investment income was partially offset by higher fee and commission income, largely from loan-related and trade-related activities.

Operating Expenses

	1Q08	4Q07	+/(-)	1Q07	+/(-)
	$m	$m	%	$m	%
Staff costs	**267**	279	(4.5)	241	10.6
Other operating expenses					
Revenue-related	**116**	159	(27.4)	114	1.0
Occupancy-related	**45**	44	1.7	40	13.4
IT-related	**37**	38	(0.7)	42	(11.3)
Other	**32**	36	(11.2)	35	(8.1)
	230	277	(17.0)	231	(0.5)
Total	**496**	556	(10.7)	472	5.2
Of which:					
Depreciation of assets	**33**	35	(4.4)	35	(5.4)
Total IT costs [1]	**67**	67	(0.1)	70	(4.4)
Total IT costs / Total operating expenses (%)	**13.4**	12.0	1.4 % pt	14.8	(1.4)% pt
Expense / Income ratio (%)	**39.2**	43.6	(4.4)% pt	39.5	(0.3)% pt
Manpower (number)	**21,818**	21,432	386 no.	20,461	1,357 no.

1Q08 vs 4Q07

Total operating expenses decreased 10.7% to $496 million. Staff costs reduced 4.5% to $267 million, mainly due to lower bonus provision. Other operating expenses decreased 17.0% to $230 million, largely due to higher expenses on business promotions in previous quarter. Expense-to-income ratio improved 4.4% points to 39.2%.

1Q08 vs 1Q07

Total operating expenses increased 5.2% to $496 million. Staff costs rose 10.6% to $267 million, primarily on increased headcount. Other operating expenses were flat at $230 million. Expense-to-income ratio improved 0.3% point to 39.2%.

Note:

1 Comprise IT staff costs and other IT-related expenses.

Impairment Charges

	1Q08	4Q07	+/(-)	1Q07	+/(-)
	$m	$m	%	$m	%
Individual impairment on loans					
Singapore	(3)	22	(113.7)	28	(110.8)
Malaysia	7	8	(8.5)	23	(70.1)
Thailand	6	24	(77.3)	35	(84.5)
Indonesia	(0)	(2)	99.3	1	(101.0)
Greater China [1]	2	3	(49.2)	(3)	NM
Other	(1)	11	(109.1)	1	(203.8)
	10	67	(85.2)	86	(88.6)
Individual impairment on securities and other assets	32	61	(48.4)	1	NM
Collective impairment	48	-	NM	-	NM
Total	89	128	(30.3)	87	1.8

1Q08 vs 4Q07

Impairment charges were $89 million compared to $128 million in 4Q07. The decrease was largely due to lower individual impairment on loans and CDO. These were partly negated by collective impairment provided for loans and CDO.

1Q08 vs 1Q07

Impairment charges increased 1.8% to $89 million. The increase was mainly due to collective impairment provided for CDO and loans, and individual impairment on CDO and investments. These were partially offset by lower individual impairment on loans.

Note:

1 Greater China comprises China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Mar-08	Dec-07	Mar-07
	$m	$m	$m
Gross customer loans	**96,257**	94,583	81,563
Less: Individual impairment	**597**	645	1,248
Collective impairment	**1,286**	1,270	1,273
Net customer loans	**94,373**	92,669	79,042

	Mar-08		Dec-07		Mar-07	
	$m	**%**	$m	%	$m	%
By Industry						
Transport, storage and communication	**5,508**	**5.7**	5,312	5.6	4,232	5.2
Building and construction	**12,297**	**12.8**	11,024	11.6	8,382	10.3
Manufacturing	**10,029**	**10.4**	9,840	10.4	9,444	11.6
Non-bank financial institutions	**15,893**	**16.5**	16,277	17.2	12,829	15.7
General commerce	**12,742**	**13.2**	12,825	13.6	11,671	14.3
Professionals and private individuals	**11,391**	**11.8**	11,222	11.9	10,349	12.7
Housing loans	**22,879**	**23.8**	22,598	23.9	19,793	24.3
Other	**5,518**	**5.8**	5,487	5.8	4,863	5.9
Total (gross)	**96,257**	**100.0**	94,583	100.0	81,563	100.0
By Currency						
Singapore dollar	**52,002**	**54.0**	50,361	53.2	42,072	51.6
US dollar	**14,559**	**15.1**	14,146	15.0	12,859	15.8
Malaysian ringgit	**11,141**	**11.6**	10,821	11.4	9,150	11.2
Thai baht	**6,370**	**6.6**	6,967	7.4	7,198	8.8
Indonesian rupiah	**2,443**	**2.6**	2,332	2.5	2,224	2.7
Other	**9,741**	**10.1**	9,956	10.5	8,061	9.9
Total (gross)	**96,257**	**100.0**	94,583	100.0	81,563	100.0
By Maturity						
Within 1 year	**37,244**	**38.7**	38,499	40.7	34,626	42.4
Over 1 year but within 3 years	**16,414**	**17.0**	13,764	14.6	10,715	13.1
Over 3 years but within 5 years	**13,650**	**14.2**	14,324	15.1	10,728	13.2
Over 5 years	**28,949**	**30.1**	27,996	29.6	25,495	31.3
Total (gross)	**96,257**	**100.0**	94,583	100.0	81,563	100.0

Net customer loans grew 1.8% and 19.4% over 31 December 2007 and 31 March 2007 respectively to $94,373 million as at 31 March 2008. The increase was broad-based across most of the industries.

Total Deposits

	Mar-08		Dec-07		Mar-07	
	$m	%	$m	%	$m	%
Banker deposits	**39,531**	**26.5**	32,091	23.1	33,709	25.3
Customer deposits	**109,580**	**73.5**	106,967	76.9	99,674	74.7
Total	**149,111**	**100.0**	139,059	100.0	133,384	100.0
Loans / Deposits ratio (%)		**86.1**		86.6		79.3
By Maturity						
Within 1 year	**145,542**	**97.6**	135,332	97.3	129,507	97.1
Over 1 year but within 3 years	**1,583**	**1.1**	1,564	1.1	1,713	1.3
Over 3 years but within 5 years	**1,539**	**1.0**	1,707	1.2	1,505	1.1
Over 5 years	**448**	**0.3**	456	0.4	659	0.5
Total	**149,111**	**100.0**	139,059	100.0	133,384	100.0
Customer Deposits by Product Group						
Fixed deposits	**68,614**	**62.6**	68,738	64.2	65,832	66.1
Savings deposits	**22,523**	**20.6**	19,044	17.8	17,088	17.1
Current accounts	**15,261**	**13.9**	15,369	14.4	12,825	12.9
Other	**3,183**	**2.9**	3,817	3.6	3,928	3.9
Total	**109,580**	**100.0**	106,967	100.0	99,674	100.0

Customer deposits increased 2.4% and 9.9% over 31 December 2007 and 31 March 2007 respectively to $109,580 million as at 31 March 2008. The increase over both comparative quarters was largely from savings deposits.

Debts Issued

	Mar-08	Dec-07	Mar-07
	$m	$m	$m
Subordinated debts			
Due after one year (unsecured)	**5,294**	5,242	5,272
Other debts issued			
Due within one year (secured)	**-**	-	788
Due within one year (unsecured)	**469**	923	101
Due after one year (unsecured)	**443**	502	396
	912	1,425	1,285
Total	**6,206**	6,666	6,556

Shareholders' Equity

Shareholders' equity	**16,992**	17,329	17,507
Add: Revaluation surplus	**3,273**	3,263	1,489
Shareholders' equity including revaluation surplus	**20,265**	20,592	18,996

Shareholders' equity decreased 1.9% and 2.9% over 31 December 2007 and 31 March 2007 respectively to $16,992 million as at 31 March 2008. The decrease was attributed mainly to revaluation loss on available-for-sale assets, partially offset by profit for the financial period.

As at 31 March 2008, revaluation surplus of $3,273 million on the Group's properties was not recognised in the financial statements.

Changes in Ordinary Shares of the Bank

	Number of shares ('000)	
	1Q08	1Q07
Issued ordinary shares		
Balance at beginning of period	**1,523,760**	1,523,276
Exercise of share options granted under the UOB 1999 Share Option Scheme	**46**	236
Balance at end of period	**1,523,806**	1,523,512
Treasury shares		
Balance at beginning of period	**(11,597)**	-
Share buyback	**(6,723)**	-
Balance at end of period	**(18,320)**	-
Total	**1,505,486**	1,523,512

	Mar-08	Dec-07	Mar-07
	'000	'000	'000
Number of new shares that would have been issued upon exercise of all outstanding options under the UOB 1999 Share Option Scheme	**407**	453	716

Non-Performing Assets

	Mar-08	Dec-07	Mar-07
Non-Performing Assets ("NPA") ($m)			
Loans ("NPL")	**1,602**	1,713	2,983
Debt securities	**284**	2	3
Total	**1,886**	1,715	2,986
Cumulative Impairment ($m)			
Individual	**832**	647	1,250
Collective	**1,312**	1,270	1,273
Total	**2,144**	1,917	2,523
Ratios (%)			
NPL ratio [1]	**1.6**	1.8	3.7
NPA ratio [2]	**1.0**	1.0	1.8
Cumulative impairment as % of gross customer loans [3]	**2.0**	2.0	3.1
Cumulative impairment as % of total assets	**1.2**	1.1	1.5
Collective impairment as % of gross customer loans net of individual impairment [3]	**1.3**	1.4	1.6

Group NPA of $1,886 million as at 31 March 2008 constituted 1.0% (31 December 2007: 1.0% and 31 March 2007: 1.8%) of total assets.

Group NPL continued to manage down to $1,602 million as at 31 March 2008. Correspondingly, NPL ratio improved to 1.6% from 1.8% and 3.7% as at 31 December 2007 and 31 March 2007 respectively.

Notes:

1 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.

2 Refer to non-performing assets (excluding contingent assets) as a percentage of total assets.

3 Debt securities and contingent assets were excluded from the computation.

Non-Performing Assets *(cont'd)*

	Mar-08		Dec-07		Mar-07	
	$m	%	$m	%	$m	%
NPA by Grading						
Substandard	**1,040**	**55.1**	1,106	64.5	1,946	65.2
Doubtful	**326**	**17.3**	76	4.4	160	5.3
Loss	**520**	**27.6**	533	31.1	880	29.5
Total	**1,886**	**100.0**	1,715	100.0	2,986	100.0
Secured NPA						
Secured	**928**	**49.2**	1,001	58.4	1,648	55.2
Unsecured	**958**	**50.8**	714	41.6	1,338	44.8
Total	**1,886**	**100.0**	1,715	100.0	2,986	100.0
Ageing of NPA (Days) [1]						
Current	**529**	**28.1**	203	11.8	278	9.3
≤ 90	**151**	**8.0**	216	12.6	278	9.3
91 to 180	**161**	**8.5**	202	11.8	315	10.6
≥ 181	**1,045**	**55.4**	1,094	63.8	2,115	70.8
Total	**1,886**	**100.0**	1,715	100.0	2,986	100.0

	Mar-08		Dec-07		Mar-07	
	NPL	Individual Impairment	NPL	Individual Impairment	NPL	Individual Impairment
	$m	$m	$m	$m	$m	$m
Restructured NPL for the quarter						
Substandard	**6**	**1**	16	1	20	-
Doubtful	**-**	**-**	3	2	-	-
Loss	**15**	**15**	5	5	3	3
Total	**21**	**16**	24	8	23	3
NPL by Industry						
Transport, storage and communication	**18**	**12**	20	12	58	30
Building and construction	**132**	**44**	145	46	391	145
Manufacturing	**424**	**202**	418	206	759	396
Non-bank financial institutions	**164**	**31**	179	33	330	109
General commerce	**313**	**152**	347	171	644	311
Professionals and private individuals	**251**	**104**	272	111	400	177
Housing loans	**245**	**31**	263	35	297	26
Other	**55**	**21**	69	31	104	54
	1,602	**597**	1,713	645	2,983	1,248

Note:

1 Where payment of interest or principal of an account is overdue, all outstanding balances of that account are deemed non-current and aged accordingly.

Non-Performing Assets *(cont'd)*

	NPL	Cumulative Impairment	NPL Ratio	Secured NPL as % of respective NPL	Cumulative Impairment as % of respective NPL
	$m	$m	%	%	%
NPL by Region					
Singapore					
Mar 08	**555**	**754**	**0.9**	**59.3**	**135.9**
Dec 07	628	726	1.1	60.2	115.6
Mar 07	1,163	951	2.4	56.6	81.7
Malaysia					
Mar 08	**504**	**362**	**4.1**	**61.5**	**71.8**
Dec 07	495	368	4.2	61.8	74.3
Mar 07	577	344	5.8	63.4	59.6
Thailand					
Mar 08	**393**	**315**	**5.6**	**45.5**	**80.2**
Dec 07	436	348	6.5	45.6	79.8
Mar 07	841	694	12.3	45.4	82.5
Indonesia					
Mar 08	**68**	**98**	**1.8**	**73.5**	**144.1**
Dec 07	73	103	2.0	74.0	141.1
Mar 07	115	125	3.5	53.9	108.7
Greater China					
Mar 08	**16**	**65**	**0.5**	**75.0**	**406.3**
Dec 07	18	66	0.6	94.4	366.7
Mar 07	17	49	0.6	82.4	288.2
Other					
Mar 08	**66**	**289**	**0.6**	**72.7**	**437.9**
Dec 07	63	304	0.6	73.0	482.5
Mar 07	270	358	2.7	60.7	132.6
Group NPL					
Mar 08	**1,602**	**1,883**	**1.6**	**57.9**	**117.5**
Dec 07	1,713	1,915	1.8	58.4	111.8
Mar 07	2,983	2,521	3.7	55.2	84.5

Performance by Business Segment

	PFS	IFS	GMIM	Other	Total
					$m
1Q08					
Operating income	463	535	244	24	1,266
Operating expenses	(213)	(163)	(98)	(3)	(477)
Impairment charges	(5)	(12)	(44)	(28)	(89)
Amortisation of intangible assets	(1)	(2)	-	-	(3)
Segment profit	244	358	102	(7)	697
Unallocated corporate expenses					(19)
Share of profit of associates					22
Profit before tax					700
Segment assets	34,635	63,722	79,585	2,256	180,198
Intangible assets	1,189	2,313	668	80	4,250
Investment in associates					1,229
Unallocated assets					107
Total assets					185,784
Segment liabilities	59,934	52,764	54,315	589	167,602
Unallocated liabilities					806
Total liabilities					168,408
Other information					
Gross customer loans	34,270	61,987	-	-	96,257
Non-performing loans	496	1,106	-	-	1,602
Individual impairment on loans	135	462	-	-	597
Capital expenditure	13	16	2	2	33
Depreciation of assets	12	15	2	4	33
1Q07					
Operating income	396	506	305	(13)	1,194
Operating expenses	(183)	(141)	(101)	(19)	(444)
Impairment charges	(13)	(51)	-	(23)	(87)
Amortisation of intangible assets	(1)	(2)	-	-	(3)
Segment profit	199	312	204	(55)	660
Unallocated corporate expenses					(29)
Share of profit of associates					47
Profit before tax					678
Segment assets	30,438	52,043	73,989	4,633	161,103
Intangible assets	1,197	2,340	671	80	4,288
Investment in associates					1,245
Unallocated assets					92
Total assets					166,728
Segment liabilities	57,187	44,302	46,204	170	147,863
Unallocated liabilities					972
Total liabilities					148,835
Other information					
Gross customer loans	30,142	51,421	-	-	81,563
Non-performing loans	697	2,286	-	-	2,983
Individual impairment on loans	203	1,045	-	-	1,248
Capital expenditure	13	12	2	42	69
Depreciation of assets	14	13	2	6	35

Performance by Business Segment *(cont'd)*

The Group's businesses are organised into four segments based on the types of products and services that it provides. These segments are Personal Financial Services ("PFS"), Institutional Financial Services ("IFS"), Global Markets and Investment Management ("GMIM") and Other.

Personal Financial Services

PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal services and consultation.

Segment profit rose 22.6% to $244 million in 1Q08. The increase was mainly attributed to higher fee income from insurance and credit card operations, and higher net interest income from loan growth. These were partially offset by higher staff costs and revenue-related expenses in line with the increased business activities.

Institutional Financial Services

IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance and Capital Markets. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance serves corporations with services that include lead managing and underwriting equity offerings and providing corporate advisory services. Capital Markets specialises in providing solution-based structures to meet clients' financing requirements in the area of structuring, underwriting and arranging syndicated loans, project finance and structured finance, and underwriting and lead managing bond issues.

Segment profit grew 14.7% to $358 million in 1Q08. The increase was mainly on net interest income from expanded loan portfolio, higher loan-related and trade-related fee income and lower loan impairment charges. These were partially negated by higher revenue-related expenses to support the business growth, and lower gain on sale of foreclosed securities.

Global Markets and Investment Management

GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and the management of excess liquidity and capital funds.

Segment profit was lower by 50.0% to $102 million in 1Q08 amidst the US sub-prime and liquidity crisis. The decrease was mainly due to impairment charges on CDO investments, mark-to-market losses on fixed income portfolio as opposed to gains in 1Q07, decrease in management, performance and structuring fees, and lower return on capital funds. These were partially offset by higher contributions from foreign exchange trading, active interest rate management and overseas treasuries.

Other

Other segment includes property-related activities and insurance businesses.

The segment recorded a lower loss of $7 million in 1Q08 compared to a loss of $55 million in 1Q07. This was mainly due to higher realised gain on investment securities, and higher rental income on properties due to increased rental and occupancy rates. These were partially offset by provision for a long-term investment.

Performance by Geographical Segment [1]

	1Q08	4Q07	1Q07
	$m	$m	$m
Total Operating Income			
Singapore	**792**	745	740
Malaysia	**144**	152	141
Thailand	**114**	122	107
Indonesia	**65**	52	70
Greater China	**29**	70	37
Other	**122**	134	99
Total	**1,266**	1,275	1,194
Profit before Tax			
Singapore	**485**	412	495
Malaysia	**80**	77	69
Thailand	**31**	22	(3)
Indonesia	**27**	22	37
Greater China	**(4)** [2]	26	22
Other	**83**	80	61
	703	639	681
Intangible assets amortised	**(3)**	(2)	(3)
Total	**700**	637	678

	Mar-08	Dec-07	Mar-07
	$m	$m	$m
Total Assets			
Singapore	**118,591**	111,305	105,677
Malaysia	**17,680**	15,771	15,303
Thailand	**9,724**	9,740	10,195
Indonesia	**3,960**	3,943	3,799
Greater China	**7,947**	7,644	7,363
Other	**23,632**	22,282	20,103
	181,534	170,685	162,440
Intangible assets	**4,250**	4,265	4,288
Total	**185,784**	174,950	166,728

Notes:

1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

2 The loss was due to revaluation loss on the USD capital injection in China. The USD exposure was fully hedged at the Group and a corresponding revaluation gain was registered in Singapore. Excluding the revaluation loss, Greater China would have recorded a pre-tax profit of $26m for 1Q08.

Capital Adequacy Ratios

	Mar-08	Dec-07	Mar-07
	$m	$m	$m
Tier 1 capital			
Share capital	**1,894**	2,014	2,250
Subsidiary preference shares	**832**	832	832
Disclosed reserves / other	**14,134**	13,894	13,671
Capital deductions			
Intangible assets	**(4,264)**	(4,279)	(4,302)
Other	**(585)**	-	-
	12,011	12,461	12,451
Upper Tier 2 capital			
Cumulative collective impairment / other	**724**	1,511	1,501
Subordinated notes	**5,249**	5,196	5,222
Capital deductions	**(585)**	-	-
	5,388	6,707	6,723
Capital deductions	**-**	(1,086)	(1,056)
Total capital	**17,399**	18,082	18,118
Risk-weighted assets [1]	**121,304**	124,772	111,781
Capital adequacy ratios ("CAR")			
Tier 1	**9.9%**	10.0%	11.1%
Total	**14.3%**	14.5%	16.2%

The Group adopted Basel II framework for its CAR computation in accordance with the revised MAS Notice 637 with effect from January 2008.

Group tier 1 CAR and total CAR as at 31 March 2008 were 3.9% points and 4.3% points above the minimum 6% and 10% required by MAS respectively.

Note:
1 Include operational risk (with effect from January 2008) and market risk.

Consolidated Profit and Loss Account (Unaudited)

	1Q08	4Q07	+/(-)	1Q07	+/(-)
	$m	$m	%	$m	%
Interest income	**1,795**	1,794	-	1,878	(4.4)
Less: Interest expense	**943**	1,051	(10.3)	1,116	(15.5)
Net interest income	**852**	743	14.6	762	11.8
Dividend income	**3**	6	(54.6)	3	(18.7)
Fee and commission income	**303**	370	(18.0)	259	17.1
Rental income	**24**	22	9.2	16	50.0
Other operating income	**84**	133	(37.2)	153	(45.3)
Total non-interest income	**414**	532	(22.1)	432	(4.1)
Total operating income	**1,266**	1,275	(0.7)	1,194	6.1
Less: Staff costs	**267**	279	(4.5)	241	10.6
Other operating expenses	**230**	277	(17.0)	231	(0.5)
Total operating expenses	**496**	556	(10.7)	472	5.2
Operating profit before amortisation and impairment charges	**770**	719	7.0	722	6.7
Less: Intangible assets amortised	**3**	2	21.9	3	(9.9)
Impairment charges	**89**	128	(30.3)	87	1.8
Operating profit after amortisation and impairment charges	**678**	589	15.0	631	7.4
Share of profit of associates	**22**	48	(53.8)	47	(53.1)
Profit before tax	**700**	637	9.9	678	3.2
Less: Tax	**163**	117	40.0	145	12.9
Profit for the financial period	**537**	521	3.1	534	0.6
Attributable to:					
Equity holders of the Bank	**529**	506	4.6	518	2.1
Minority interests	**8**	15	(47.8)	16	(51.1)
	537	521	3.1	534	0.6
Earnings per ordinary share ($) [1]					
Basic	**1.38**	1.31	5.3	1.33	3.8
Diluted	**1.38**	1.31	5.3	1.33	3.8

Note:
1 Annualised.

Consolidated Balance Sheet (Unaudited)

	Mar-08	Dec-07 [1]	Mar-07
	$m	$m	$m
Equity			
Share capital	**1,894**	2,014	2,250
Subsidiary preference shares	**832**	832	832
Capital reserves	**3,024**	3,714	4,148
Statutory reserves	**3,132**	3,132	3,130
Revenue reserves	**7,847**	7,328	6,858
Share of reserves of associates	**263**	310	288
Equity attributable to equity holders of the Bank	**16,992**	17,329	17,507
Minority interests	**384**	398	386
Total	**17,375**	17,726	17,893
Liabilities			
Deposits and balances of banks and agents	**39,531**	32,091	33,709
Deposits and balances of non-bank customers	**109,580**	106,967	99,674
Bills and drafts payable	**1,971**	1,824	430
Other liabilities	**11,120**	9,675	8,465
Debts issued	**6,206**	6,666	6,556
Total	**168,408**	157,224	148,835
Total equity and liabilities	**185,784**	174,950	166,728
Assets			
Cash, balances and placements with central banks	**21,222**	17,667	18,804
Singapore Government treasury bills and securities	**8,690**	9,134	7,438
Other government treasury bills and securities	**4,650**	3,482	3,086
Trading securities	**525**	410	486
Placements and balances with banks and agents	**18,940**	15,207	24,014
Loans to non-bank customers	**94,373**	92,669	79,042
Investment securities	**18,625**	19,417	18,253
Other assets	**11,229**	9,359	8,214
Investment in associates	**1,229**	1,261	1,245
Properties and other fixed assets	**2,051**	2,081	1,858
Intangible assets	**4,250**	4,265	4,288
Total	**185,784**	174,950	166,728
Off-Balance Sheet Items			
Contingent liabilities	**12,810**	13,082	10,481
Financial derivatives	**399,869**	388,058	442,957
Commitments	**48,988**	48,359	46,422

Note:

1 Audited.

Consolidated Statement of Changes in Equity (Unaudited)

	Equity Attributable to Equity Holders of the Bank								
	Share Capital	Subsidiary Preference Shares	Capital Reserves	Statutory Reserves	Revenue Reserves	Share of Reserves of Associates	Total	Minority Interests	Total Equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 1 January 2008	2,014	832	3,714	3,132	7,328	310	17,329	398	17,726
Currency translation adjustments	-	-	(126)	-	-	-	(126)	(6)	(132)
Change in available-for-sale reserve									
Net change in fair value	-	-	(549)	-	-	-	(549)	6	(543)
Transferred to profit and loss account on disposal / impairment	-	-	(18)	-	-	-	(18)	(9)	(27)
Change in share of associates' reserves	-	-	-	-	-	(46)	(46)	-	(46)
Total losses recognised directly in equity	-	-	(694)	-	-	(46)	(740)	(9)	(749)
Profit for the financial period	-	-	-	-	529	-	529	8	537
Total gains / (losses) recognised for the financial period	-	-	(694)	-	529	(46)	(211)	(1)	(212)
Transfer (from) / to revenue reserves	-	-	(0)	0	(0)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(0)	(0)
Dividends	-	-	-	-	(10)	-	(10)	(12)	(22)
Share buyback - held in treasury	(120)	-	-	-	-	-	(120)	-	(120)
Share-based payment	-	-	3	-	-	-	3	-	3
Issue of shares under share option scheme	1	-	-	-	-	-	1	-	1
Balance at 31 March 2008	1,894	832	3,024	3,132	7,847	263	16,992	384	17,375
Balance at 1 January 2007	2,247	832	3,969	3,130	6,356	257	16,791	385	17,176
Currency translation adjustments	-	-	60	-	-	-	60	(5)	55
Change in available-for-sale reserve									
Net change in fair value	-	-	162	-	-	-	162	1	163
Transferred to profit and loss account on disposal / impairment	-	-	(43)	-	-	-	(43)	(0)	(43)
Change in share of associates' reserves	-	-	-	-	-	27	27	-	27
Transfer to revenue reserves upon disposal of associates	-	-	-	-	(5)	5	-	-	-
Total gains / (losses) recognised directly in equity	-	-	180	-	(5)	32	206	(4)	202
Profit for the financial period	-	-	-	-	518	-	518	16	534
Total gains recognised for the financial period	-	-	180	-	513	32	724	11	736
Transfer from revenue reserves	-	-	0	-	(0)	-	-	-	-
Change in minority interests	-	-	-	-	-	-	-	(1)	(1)
Dividends	-	-	-	-	(11)	-	(11)	(10)	(21)
Issue of shares under share option scheme	3	-	-	-	-	-	3	-	3
Balance at 31 March 2007	2,250	832	4,148	3,130	6,858	288	17,507	386	17,893

Consolidated Cash Flow Statement (Unaudited)

	1Q08	1Q07
	$m	$m
Cash flows from operating activities		
Operating profit before amortisation and impairment charges	770	722
Adjustments for:		
Depreciation of assets	33	35
Net gain on disposal of assets	(3)	(34)
Share-based payment	3	-
Operating profit before working capital changes	804	723
Changes in working capital		
Increase in deposits	10,052	4,383
Increase in bills and drafts payable	148	42
Increase in other liabilities	1,481	240
Increase in trading securities	(115)	(2)
(Increase) / decrease in placements and balances with banks and agents	(3,733)	517
Increase in loans to non-bank customers	(1,737)	(2,253)
Increase in other assets	(1,877)	(24)
Cash generated from operations	5,023	3,627
Income tax paid	(179)	(57)
Net cash provided by operating activities	4,843	3,571
Cash flows from investing activities		
Net cash flow on disposal / (acquisition) of:		
Investment securities and associates	182	(502)
Properties and other fixed assets	(2)	(28)
Change in minority interests	(10)	(5)
Dividends received from associates	1	7
Net cash provided by / (used in) investing activities	171	(528)
Cash flows from financing activities		
Proceeds from issue of shares	1	3
Net decrease in debts issued	(461)	(40)
Share buyback	(120)	-
Dividends paid on subsidiary preference shares	(20)	(22)
Dividends paid to minority interests	(12)	(10)
Net cash used in financing activities	(612)	(69)
Currency translation adjustments	(124)	62
Net increase in cash and cash equivalents for the financial period	4,278	3,036
Cash and cash equivalents at beginning of the financial period	30,283	26,292
Cash and cash equivalents at end of the financial period	34,561	29,328
Represented by:		
Cash, balances and placements with central banks	21,222	18,804
Singapore Government treasury bills and securities	8,690	7,438
Other government treasury bills and securities	4,650	3,086
Cash and cash equivalents at end of the financial period	34,561	29,328

Balance Sheet of the Bank (Unaudited)

	Mar-08	Dec-07 [1]	Mar-07
	$m	$m	$m
Equity			
Share capital	**1,894**	2,014	2,250
Capital reserves	**3,060**	3,597	3,951
Statutory reserves	**2,753**	2,753	2,753
Revenue reserves	**6,061**	5,623	5,366
Total	**13,768**	13,987	14,320
Liabilities			
Deposits and balances of banks and agents	**37,073**	30,142	29,884
Deposits and balances of non-bank customers	**86,498**	84,312	76,944
Deposits and balances of subsidiaries	**3,461**	4,047	3,785
Bills and drafts payable	**161**	372	186
Other liabilities	**8,156**	7,013	5,593
Debts issued	**6,688**	6,665	6,391
Total	**142,036**	132,551	122,783
Total equity and liabilities	**155,805**	146,538	137,103
Assets			
Cash, balances and placements with central banks	**16,838**	14,976	15,059
Singapore Government treasury bills and securities	**8,598**	9,052	7,329
Other government treasury bills and securities	**2,848**	1,878	2,309
Trading securities	**333**	110	175
Placements and balances with banks and agents	**16,268**	13,220	20,043
Loans to non-bank customers	**71,793**	71,994	60,294
Placements with and advances to subsidiaries	**2,946**	646	588
Investment securities	**17,362**	18,205	16,545
Other assets	**9,320**	7,687	6,211
Investment in associates	**373**	373	373
Investment in subsidiaries	**4,602**	3,859	3,852
Properties and other fixed assets	**1,340**	1,357	1,143
Intangible assets	**3,182**	3,182	3,182
Total	**155,805**	146,538	137,103
Off-Balance Sheet Items			
Contingent liabilities	**10,444**	11,089	8,303
Financial derivatives	**381,893**	377,779	435,880
Commitments	**39,661**	39,872	37,256
Net asset value per ordinary share ($)	**9.15**	9.25	9.40

Note:

1 Audited.

Statement of Changes in Equity of the Bank (Unaudited)

	Share Capital	Capital Reserves	Statutory Reserves	Revenue Reserves	Total Equity
	$m	$m	$m	$m	$m
Balance at 1 January 2008	2,014	3,597	2,753	5,623	13,987
Currency translation adjustments	-	4			4
Change in available-for-sale reserve					
Net change in fair value	-	(539)			(539)
Transferred to profit and loss account on disposal / impairment	-	(4)	-	-	(4)
Total losses recognised directly in equity	-	(540)	-	-	(540)
Profit for the financial period	-	-	-	438	438
Total gains / (losses) recognised for the financial period	-	(540)	-	438	(102)
Share buyback - held in treasury	(120)				(120)
Share-based payment	-	3	-	-	3
Issue of shares under share option scheme	1	-	-	-	1
Balance at 31 March 2008	1,894	3,060	2,753	6,061	13,768
Balance at 1 January 2007	2,247	3,818	2,753	4,989	13,807
Currency translation adjustments	-	(1)	-	-	(1)
Change in available-for-sale reserve					
Net change in fair value		177			177
Transferred to profit and loss account on disposal / impairment	-	(42)	-	-	(42)
Total gains recognised directly in equity	-	134	-	-	134
Profit for the financial period	-	-	-	376	376
Total gains recognised for the financial period	-	134	-	376	510
Issue of shares under share option scheme	3	-	-	-	3
Balance at 31 March 2007	2,250	3,951	2,753	5,366	14,320

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN LTRS/UOB2008/UOB-A08/atl

30 April 2008

File No. 82-2947

SEC
Mail Processing
Section
MAY 19 2008
Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

RETIREMENT OF DIRECTOR AND MEMBER OF AUDIT COMMITTEE

We wish to inform you that Mr Tan Kok Quan has retired as Director of the Board and as Member of the Audit Committee of the Bank with effect from 30 April 2008.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 **Fax** (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN LTRS/UOB2008/UOB-A08/atl

30 April 2008

File No. 82-2947

SEC
Mail Processing
Section

MAY 19 2008

Washington, DC
101

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sir

RESOLUTIONS PASSED AT THE UOB AGM AND EGM

We enclose a copy of our announcement dated 30 April 2008 on the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 193500026Z

RESOLUTIONS PASSED AT THE UOB AGM AND EGM

Singapore, 30 April 2008 – United Overseas Bank Limited ("UOB") wishes to announce that all the resolutions relating to the business set out in the Company's Notice of Annual General Meeting ("AGM") dated 4 April 2008, including the payment of the final one-tier tax-exempt dividend of 45 cents per ordinary share have been duly passed by shareholders at the AGM held on 30 April 2008.

UOB wishes to further announce that the resolution set out in the Notice of the Extraordinary General Meeting ("EGM") dated 4 April 2008 on the proposed Renewal of the Share Purchase Mandate has been duly passed by shareholders at the EGM held on 30 April 2008.

As announced by the Company on 27 February 2008, the Share Transfer Books and Register of Members of the Company will be closed from 13 May to 14 May 2008, both dates inclusive. Duly completed transfers received by the Company's Registrar, Boardroom Corporate & Advisory Services Pte Ltd, 3 Church Street #08-01 Samsung Hub, Singapore 049483, up to 5.00 p.m. on 12 May 2008 will be registered to determine shareholders' entitlement to the final dividend which will be paid on 26 May 2008. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd, the final dividend will be paid by the Company to CDP which will, in turn, distribute the dividend entitlements to the shareholders.

Mrs Vivien Chan
Company Secretary

END